SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D(A)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Response USA, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.008 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    761235506
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeffrey Queen
                                 777 Yamato Road
                                    Suite 350
                            Boca Raton, Florida 33431
                                Tel: 800-326-1122
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 19, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 761235506                                        13D

--------------------- ------------------------------------------------------------------------------------------------
1                     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                      Jeffrey Queen.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
2                     Check the Appropriate Box if a Member of a Group                         (a)  X
                      (See Instructions)                                                       (b)

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
3                     SEC Use Only


--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
4                     Source of Funds (See Instructions)

                      OO
                      See Item 3 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
5                     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                      Not Applicable.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
6                     Citizenship or Place of Organization

                      United States of America.

--------------------- ------------------------------------------------------------------------------------------------
------------------------------------ ------ --------------------------------------------------------------------------
             Number of               7      Sole Voting Power

              Shares                        409,323
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
                                     8      Shared Voting Power
           Beneficially
                                            66,712
             Owned by
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
                                     9      Sole Dispositive Power
               Each
                                            409,323
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
             Reporting               10     Shared Dispositive Power

            Person With                     66,712
------------------------------------ ------ --------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
11                    Aggregate Amount Beneficially Owned by Each Reporting Person

                      476,035.  See Item 5 of Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
12                    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      (See Instructions)

                      See Item 5 of Amendment No. 1.
                                                                                                                [   ]
--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
13                    Percent of Class Represented by Amount in Row (11)

                      Approximately 6.4%.  See Item 5 of Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
14                    Type of Reporting Person (See Instructions)

                      IN
--------------------- ------------------------------------------------------------------------------------------------



CUSIP No. 761235506                                        13D

--------------------- ------------------------------------------------------------------------------------------------
1                     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                      Andrew Queen.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
2                     Check the Appropriate Box if a Member of a Group                         (a)  X
                      (See Instructions)                                                       (b)

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
3                     SEC Use Only


--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
4                     Source of Funds (See Instructions)

                      OO and PF
                      See Item 3 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
5                     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                      Not Applicable.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
6                     Citizenship or Place of Organization

                      United States of America.

--------------------- ------------------------------------------------------------------------------------------------
------------------------------------ ------ --------------------------------------------------------------------------
             Number of               7      Sole Voting Power

              Shares                        409,324
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
                                     8      Shared Voting Power
           Beneficially
                                            73,712
             Owned by
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
                                     9      Sole Dispositive Power
               Each
                                            409,324
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
             Reporting               10     Shared Dispositive Power

            Person With                     73,712
------------------------------------ ------ --------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
11                    Aggregate Amount Beneficially Owned by Each Reporting Person

                      483,036.  See Item 5 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
12                    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      (See Instructions)

                      See Item 5 Amendment No. 1.
                                                                                                                [   ]
--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
13                    Percent of Class Represented by Amount in Row (11)

                      Approximately 6.5%.  See Item 5 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
14                    Type of Reporting Person (See Instructions)

                      IN

--------------------- ------------------------------------------------------------------------------------------------



CUSIP No. 761235506                                        13D

--------------------- ------------------------------------------------------------------------------------------------
1                     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                      Jeffrey Queen and Andrew Queen Irrevocable Trust U/A January 2, 1998.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
2                     Check the Appropriate Box if a Member of a Group                         (a)  X
                      (See Instructions)                                                       (b)

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
3                     SEC Use Only


--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
4                     Source of Funds (See Instructions)

                      OO
                      See Item 3 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
5                     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                      Not Applicable.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
6                     Citizenship or Place of Organization

                      The Trust does not have a place of organization.

--------------------- ------------------------------------------------------------------------------------------------
------------------------------------ ------ --------------------------------------------------------------------------
             Number of               7      Sole Voting Power

              Shares                        483,036
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
                                     8      Shared Voting Power
           Beneficially
                                            None.
             Owned by
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
                                     9      Sole Dispositive Power
               Each
                                            483,036
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
             Reporting               10     Shared Dispositive Power

            Person With                     None.
------------------------------------ ------ --------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
11                    Aggregate Amount Beneficially Owned by Each Reporting Person

                      483,036.  See Item 5 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
12                    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      (See Instructions)

                      See Item 5 in Amendment No. 1.
                                                                                                                [   ]
--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
13                    Percent of Class Represented by Amount in Row (11)

                      Approximately 6.5%.  See Item 5 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
14                    Type of Reporting Person (See Instructions)

                      OO

--------------------- ------------------------------------------------------------------------------------------------


CUSIP No. 761235506                                        13D

--------------------- ------------------------------------------------------------------------------------------------
1                     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                      Zenex J1, L.L.C.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
2                     Check the Appropriate Box if a Member of a Group                         (a)  X
                      (See Instructions)                                                       (b)

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
3                     SEC Use Only


--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
4                     Source of Funds (See Instructions)

                      OO
                      See Item 3 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
5                     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                      Not Applicable.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
6                     Citizenship or Place of Organization

                      Florida

--------------------- ------------------------------------------------------------------------------------------------
------------------------------------ ------ --------------------------------------------------------------------------
             Number of               7      Sole Voting Power

              Shares                        None.
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
                                     8      Shared Voting Power
           Beneficially
                                            66,712
             Owned by
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
                                     9      Sole Dispositive Power
               Each
                                            None.
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
             Reporting               10     Shared Dispositive Power

            Person With                     66,712
------------------------------------ ------ --------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
11                    Aggregate Amount Beneficially Owned by Each Reporting Person

                      66,712.  See Item 5 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
12                    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      (See Instructions)

                      See Item 5 in Amendment No. 1.
                                                                                                                [   ]
--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
13                    Percent of Class Represented by Amount in Row (11)

                      Approximately 0.9%.  See Item 5 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
14                    Type of Reporting Person (See Instructions)

                      OO

--------------------- ------------------------------------------------------------------------------------------------


CUSIP No. 761235506                                        13D

--------------------- ------------------------------------------------------------------------------------------------
1                     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                      Zenex A1, L.L.C.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
2                     Check the Appropriate Box if a Member of a Group                         (a)  X
                      (See Instructions)                                                       (b)

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
3                     SEC Use Only


--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
4                     Source of Funds (See Instructions)

                      OO
                      See Item 3 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
5                     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                      Not Applicable.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
6                     Citizenship or Place of Organization

                      Florida

--------------------- ------------------------------------------------------------------------------------------------
------------------------------------ ------ --------------------------------------------------------------------------
             Number of               7      Sole Voting Power

              Shares                        None.
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
                                     8      Shared Voting Power
           Beneficially
                                            73,712
             Owned by
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
                                     9      Sole Dispositive Power
               Each
                                            None.
                                     ------ --------------------------------------------------------------------------
                                     ------ --------------------------------------------------------------------------
             Reporting               10     Shared Dispositive Power

            Person With                     73,712
------------------------------------ ------ --------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
11                    Aggregate Amount Beneficially Owned by Each Reporting Person

                      73,712.  See Item 5 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
12                    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      (See Instructions)

                      See Item 5 in Amendment No. 1.
                                                                                                                [   ]
--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
13                    Percent of Class Represented by Amount in Row (11)

                      Approximately 1.0%.  See Item 5 in Amendment No. 1.

--------------------- ------------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------------
14                    Type of Reporting Person (See Instructions)

                      OO

--------------------- ------------------------------------------------------------------------------------------------


         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 21, 2000 (the "Original 13D") on behalf of Jeffrey Queen, Andrew Queen and the Jeffrey Queen and Andrew Queen Irrevocable Trust U/A January 2, 1998 (the "Trust," and collectively with Andrew Queen and Jeffrey Queen, the "Queens"), as amended by Amendment No. 1 filed with the Commission on February 1, 2000 ("Amendment No. 1") on behalf of the Queens, Zenex J1, L.L.C. ("Zenex J1") and Zenex A1, L.L.C. ("Zenex A1") (collectively, the "Schedule 13D Filing") with respect to Response USA, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment No. 2 without definition shall have the respective meanings ascribed to them in the Schedule 13D Filing. The disclosure set forth in this Amendment No. 2 is qualified in its entirety by reference to the July Agreement (as defined below) attached as Exhibit IX to this Amendment No. 2, the Modification Agreement dated as of February 1, 2000 among the Issuer and the Reporting Persons attached as Exhibit II to Amendment No. 1 and the Settlement Agreement attached as Exhibit VI to Amendment No. 1.

--------------------------------------------------------------------------------
Item 4.       Purpose of Transaction.

         The Shares were acquired pursuant to the Purchase Agreement for investment and not for the purpose of acquiring control of the Issuer.

         Pursuant to Section 4 of Amendment No. 1 to Settlement Agreement dated as of July 19, 2000 by and among the Issuer and the Queens (the "July Agreement"), Section 2(b) of the Purchase Agreement regarding the Standstill Period was deleted and is of no further force and effect.

         Pursuant to Section 3 of the July Agreement, Section 2.6(b) of the Purchase Agreement was modified to grant the Queens the right to elect 3 additional nominees (the "Queens Nominees") to the Issuer's board of directors (the "Board"), such that the Queens' representatives shall constitute 4 of the then 7 members of the Board. In addition, under the terms of the July Agreement, (i) one current member of the Board was required to resign and such resignation became effective without further action upon the execution of the July Agreement; and (ii) the Issuer represented that the Queens Nominees were elected to the Board and became members of the Board immediately following the execution of the July Agreement.

         In addition to the acquisition of additional Make-Up Stock to the Queens pursuant to the terms of the July Agreement (see Item 6 below), a Reporting Person may from time to time acquire, or dispose of, shares of Common Stock and/or other securities of the Issuer if and when such Reporting Person deems it appropriate. Any decision of a Reporting
         Person either to purchase additional shares of Common Stock or to dispose of any shares of Common Stock may take into account various factors, including general economic conditions, stock market conditions and developments concerning the Issuer. A Reporting Person may also formulate other purposes, plans or proposals relating to the securities of the Issuer to the extent deemed advisable in light of market conditions and other factors it deems relevant.

         Except as indicated above or elsewhere herein, no Reporting Person has any present plans or proposals (although it reserves the right to develop such plans or proposals in the future) which relate to or would result in:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e)  Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j)  Any action similar to any of those enumerated above.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              The July Agreement provides that notwithstanding anything to the contrary in Section 2(a) of the Settlement Agreement, on the date determined under Section 2 of the July Agreement, the Issuer will deliver to the Queens 3,705,382 shares of Common Stock of the Issuer having an agreed value of $0.50 per share, representing payment in full of all Make-Up Stock otherwise payable to the Queens on July 10, 2000 pursuant to Section 2(a) of the Settlement Agreement.

--------------------------------------------------------------------------------
Item 7.   Material to be Filed as Exhibits.

          Exhibit VIII: Joint Filing  Agreement,  dated July 25, 2000, among the the Reporting Persons.

          Exhibit IX: Amendment No. 1 to Settlement Agreement dated as of July 19, 2000 by and among Jeffrey Queen, Andrew Queen, Jeffrey Queen and Andrew Queen Irrevocable Trust U/A January 2, 1998 and Response USA, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief of the Reporting Persons, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:    July 25, 2000
                                                /s/ Jeffrey Queen
                                        ----------------------------------------
                                                    Jeffrey Queen


                                                          *
                                        ---------------------------------------
                                                     Andrew Queen


                                        JEFFREY    QUEEN   AND   ANDREW    QUEEN
                                        IRREVOCABLE TRUST U/A JANUARY 2, 1998


                                                          *
                                        ----------------------------------------
                                                Lorence Queen, Co-Trustee


                                                          *
                                        ----------------------------------------
                                                Linda Queen, Co-Trustee


                                        ZENEX J1, L.L.C.


                                                /s/ Jeffrey Queen
                                        ----------------------------------------
                                             Jeffrey Queen, Managing Member


                                        ZENEX A1, L.L.C.


                                                          *
                                        ----------------------------------------
                                              Andrew Queen, Managing Member

                                                                    Exhibit VIII


                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned parties hereby agree that the Amendment No. 2 to the Schedule 13D ("Amendment") to which this Joint Filing Agreement is being filed as an Exhibit shall be a joint statement filed on behalf of each of the undersigned with the Securities and Exchange Commission. The undersigned hereby agree that this Joint Filing Agreement may be filed as an Exhibit to such Amendment.

Date:  July 25, 2000


                                                /s/ Jeffrey Queen
                                        ----------------------------------------
                                                    Jeffrey Queen


                                                          *
                                        ----------------------------------------
                                                     Andrew Queen


                                        JEFFREY    QUEEN   AND   ANDREW    QUEEN
                                        IRREVOCABLE TRUST U/A JANUARY 2, 1998


                                                          *
                                        ----------------------------------------
                                                 Lorence Queen, Co-Trustee


                                                          *
                                        ----------------------------------------
                                                 Linda Queen, Co-Trustee


                                        ZENEX J1, L.L.C.


                                                /s/ Jeffrey Queen
                                        ----------------------------------------
                                             Jeffrey Queen, Managing Member


                                        ZENEX A1, L.L.C.


                                                           *
                                        ----------------------------------------
                                              Andrew Queen, Managing Member


* Pursuant to the Power of Attorney granted under the Joint Filing Agreement and Power of Attorney dated as of February 1, 2000, the undersigned attorney-in-fact and agent named in such Power of Attorney has executed this Amendment No. 2 and this Joint Filing Agreement on behalf of all persons signing this Amendment No. 2 and this Joint Filing Agreement, thereunto duly authorized, in the City of Boca Raton, State of Florida, on July 25, 2000.

                                        By:     /s/ Jeffrey Queen
                                           -------------------------------------
                                             Jeffrey Queen, Attorney-in-Fact

                                                                      Exhibit IX

                     AMENDMENT NO. 1 TO SETTLEMENT AGREEMENT


          Amendment No. 1 dated as of July 19, 2000, to the Settlement Agreement dated as of January 11, 2000 (the "Settlement Agreement"), by and among Jeffrey Queen, Andrew Queen, Jeffrey Queen and Andrew Queen Irrevocable Trust U/A January 2, 1998 (the "Trust", and together with Andrew Queen and Jeffrey Queen, collectively, the "Queens") and Response USA, Inc. (the "Company"). Capitalized terms used herein and not defined herein shall have the respective meanings set forth in the Settlement Agreement.

          WHEREAS, the parties to the Settlement Agreement desire to enter into this Amendment No. 1 to Settlement Agreement in order to reflect certain changes upon which agreement has been reached;

          NOW, THEREFORE, in consideration of the mutual promises hereinafter contained and for other good and valuable consideration, receipt whereof is hereby acknowledged, the parties hereby agree as follows:

          1. Notwithstanding anything to the contrary contained in the Section 2(a) of the Settlement Agreement, on the date determined pursuant to Section 2 below, the Company shall deliver to the Queens Three Million Seven Hundred Five Thousand Three Hundred Eighty-Two (3,705,382) shares of Common Stock of the Company (the "Shares") having an agreed value of $0.50 per share, representing payment in full of all Make-Up Stock otherwise payable to the Queens on July 10, 2000 pursuant to Section 2(a) of the Settlement Agreement.

          2. The Queens acknowledge that the Company has not obtained stockholder approval, but is in the process of seeking a waiver from NASDAQ with respect to the issuance of the Shares, which stockholder approval or waiver is required under the rules of NASDAQ. The Company agrees to use commercially reasonable efforts to obtain such waiver from NASDAQ by July 21, 2000. In the event that the waiver is not obtained by July 21, 2000, the Company shall issue the Shares to the Queens on July 21, 2000. In the event the waiver is obtained on or prior to July 21, 2000, the Company shall deliver the Shares to the Queens promptly following the expiration of the 10 day shareholder notice period required pursuant to the NASDAQ rules following the receipt of such waiver. Any such notice shall be furnished to the Company's shareholders within two business days following receipt, if any, of such waiver by July 21, 2000. Subject to the issuance of the Shares strictly in accordance with the provisions of this
Section 2, the Queens hereby waive any default of the Company, including without limitation, a breach of the representation made by the Company pursuant to
Section 4(b) of the Settlement Agreement, in connection with, or arising out of, the failure by the Company to obtain such approval or waiver prior to, or following, the issuance of the Shares.

          3. Upon the execution of this Amendment, the Queens shall have the right to elect 3 additional nominees to the Board of Directors. In addition, one current member of the Board of Directors shall resign, such that the Queens' representative shall constitute 4 of the then 7 Directors of the Company. The Company represents that the additional nominees listed in Schedule A attached hereto have been elected to the Board of Directors subject to the execution of this Agreement and shall become members of the Board of Directors immediately following the execution of this Agreement. In addition, the resignation from the Board of Directors of the Company of the current Director of the Company whose name is listed in Schedule A has been received and will become effective without further action upon the execution of this Agreement.

          4. The Company represents that it and Richard Brooks have entered into a Severance Agreement in the form attached hereto as Schedule B, which Severance Agreement shall become effective upon the execution of this Agreement.

          5. Section 2(b) of the Settlement Agreement is hereby deleted and of no further force or effect.

          6. The Company shall reimburse the Queens upon request for their reasonable out-of-pocket legal fees and expenses incurred in connection with the negotiation and execution of this Agreement.

          7. Miscellaneous

          Except as expressly amended hereby, the Settlement Agreement shall remain in full force and effect.

          IN WITNESS WHEREOF, the undersigned have executed this document as of the date first set forth above.

                                          RESPONSE USA, INC.

                                          By:  /s/ Richard M. Brooks
                                             -----------------------------------
                                                   Richard M. Brooks, Chairman

                                          Jeffrey Queen and Andrew Queen
                                          Irrevocable Trust U/A January 2, 1998

                                          By:  /s/ Lorence Queen
                                             -----------------------------------
                                                   Lorence Queen, Trustee

                                               /s/ Jeffrey Queen
                                          --------------------------------------
                                                   Jeffrey Queen

                                               /s/ Andrew Queen
                                          --------------------------------------
                                                   Andrew Queen

                                   SCHEDULE A


          1. Additional nominees of the Queens to the Board of Directors of Response USA, Inc.:

                          Ronald N. Rosenwasser

                          Jeffrey Queen

                          Daniel Abramowitz

          2.       Resignation of current Director:

                          Stuart Chalfin

                                   SCHEDULE B

                  Form of Richard M. Brooks Severance Agreement

              SEVERANCE, NONCOMPETITION AND NONDISCLOSURE AGREEMENT

         AGREEMENT, dated as of July 19, 2000, between Response USA, Inc., a Delaware corporation, with its principal address at 3 Executive Campus, 2nd Floor South, Cherry Hill, NJ 08002 (the "Company") and Richard M. Brooks, an individual with an address at 465 Rock Glen Drive, Wynnewood, PA 19096 (the "Executive").

                              W I T N E S S E T H:
                              --------------------

         WHEREAS, the Executive has, prior to the date hereof, been an executive of the Company pursuant to an Employment Agreement dated as of October 1, 1998, as amended, between the Executive and the Company (the "Employment Agreement"); and

         WHEREAS, the Company is a party to a certain Settlement Agreement dated as of January 11, 2000 as modified and amended by agreements dated as of February 1, 2000 and July 19, 2000, respectively (the "Settlement Agreement"), together with Jeffrey Queen, Andrew Queen, the Jeffrey Queen and Andrew Queen Irrevocable Trust U/A January 2, 1998 (the "Trust", and together with Andrew Queen and Jeffrey Queen, collectively, the "Queens"), which provides, inter alia, for the issuance of 3,705,382 shares of common stock of the Corporation to the Queens on July 10, 2000 (the "July 2000 Make Up Shares"); and

         WHEREAS, in the event there is a Change of Control of the Company (as defined in the Employment Agreement), the Executive has the right to terminate the Executive's employment for cause due to a Change of Control pursuant to the Employment Agreement; and

         WHEREAS, upon such termination the Executive is entitled to receive severance pursuant to the Employment Agreement, but has agreed to receive payments over time and further agrees to be bound by certain agreements and covenants as set forth herein.

         NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants hereinafter set forth, the parties hereto hereby agree as follows:

         1.  Termination of Employment; Severance Payment Duties.

         (a) Effective July 24, 2000 (the "Termination Date"), the Executive shall terminate the Executive's employment pursuant to Section 7.1 of the Employment Agreement for "Cause" (as such term is defined in the Employment Agreement). The Company hereby waives any notice requirement for termination for Cause pursuant to the Employment Agreement. Effective on the Termination Date, the Executive shall resign as an officer of the Company and any subsidiary of the Company, but shall remain as Chairman of the Board of the Company. All duties of the Executive shall be assumed by the officers of the Company other than the Executive. The Executive shall serve as Chairman of the Board, at the discretion of the Board of the Company, and shall only perform assignments for the Company as requested by the Chief Executive Officer of the Company or the Board of Directors of the Company. During the Executive's term as Chairman of the Board, he shall be reimbursed by the Company for all reasonable out of-pocket expenses incurred in connection with his attendance at Board meetings and reimbursed for all other reasonable out-of-pocket business expenses incurred by Executive in the performance of any duties assigned to him by the Chief Executive Officer or the Board of Directors provided the Executive submits complete documentation to the Company to support such expenses. The Executive may be removed, with or without cause, by the Board of Directors at any time following the Termination Date. Effective on the Termination Date, Executive's employment with the Company shall be terminated and following the Termination Date Executive shall no longer be employed by the Company or any subsidiary of the Company and shall not be entitled to any benefits as an executive or employee of the Company, other than as required by law. On the Termination Date, provided that on or prior to such date the Board of Directors of the Company shall consist of no more than seven directors (including Executive), four of whom shall have been designated by the Queens, the Company shall pay Executive, in full satisfaction of all of the Company's obligations to Executive under the Employment Agreement, (i) Four Hundred and Forty-One Thousand Two Hundred and Three Dollars and Thirty-Three cents ($441,203.33), plus, (ii) commencing on the first day of August 2000 and continuing on the first day of each succeeding calendar month thereafter, to and including the first day of July 2002, twenty-four (24) equal monthly payments in the amount of Thirty-Six Thousand Seven Hundred and Sixty Six Dollars and Ninety-Four cents ($36,766.94). Exhibit A hereto pursuant to Section 4.3 of the Employment Agreement sets forth the calculation of the total amounts due Executive (collectively the "Severance Payment").

         (b) During the period commencing on the Termination Date and ending on the earlier of (i) July 1, 2002, or (ii) such date as Executive may cease to be a member of the Board of Directors of the Company other than as a result of his resignation and unwillingness to continue to serve, Executive shall, as requested by the Chief Executive Officer or the Board of Directors of the Company, use his commercially reasonable best efforts to assist the Company and its subsidiaries in monitoring, maintaining and continuing the Company's banking relationships with McGinn Smith Capital Holdings Corporation ("McGinn"), in monitoring all aspects of the Company's prior acquisition and disposition transactions and in consulting with and advising the Company and its subsidiaries with respect thereto and with respect to potential acquisitions, financings and investment alternatives. Executive will devote a maximum of Fifty (50%) percent of normal working time to the foregoing purpose for the first four
(4) months following the Termination Date, Twenty-Five (25%) percent of such time for the succeeding two months, and thereafter such time as the Company shall request but not to exceed 16 hours per month plus such time as may be reasonably requested by the Company of Executive to assist the Company in the defense or prosecution of any claims or litigation described on Schedule 5(a) attached hereto or otherwise arising with respect to actions or omissions occurring prior to the Termination Date. Executive shall not be entitled to any compensation, including, without limitation, stock options, for his services as a director and Chairman of the Board. In the event Executive shall obtain other employment, such employment shall not interfere with the performance of Executive's duties hereunder.

         (c) The Company, at any time without prior notice or penalty, subject to prior approval by the Board of Directors, may prepay the amounts otherwise due to Executive under this Agreement. The Company shall be obligated to make full prepayment to Executive within 10 (ten) days following the closing of the Company's sale of all or substantially all of its assets, if it merges with another entity which is not controlled by the Company, or if more than 50% of its outstanding common stock is acquired by any person or entity, other than the Queens. The Company shall be obligated to make a partial prepayment to Executive in the event of the final approval of, and funding received by the Company from McGinn in an amount over $5 million solely in connection with, the contract to provide goods and services to the City of New York. Such prepayment shall consist of 50% of all amounts funded by McGinn in excess of $5 million in connection with the contract. Such amounts shall be placed in escrow for the benefit of Executive, provided however that if the costs to the Company in connection with the contract exceed $4 million, the Company shall be entitled to reimbursement from the escrow fund of each dollar expended by the Company in excess of $4 million for such costs. The parties hereby acknowledge that this provision shall be unenforceable against the Company if it is determined to result in a breach of any current or future loan covenant of the Company in favor of McGinn.

         (d) Any check, draft, money order, or other instrument given in payment of all or any portion of the obligations set forth by this Agreement shall not constitute payment under this Agreement or diminish any rights of the Executive except to the extent actual cash proceeds of such instruments are actually and unconditionally received by the Executive and applied to the indebtedness as provided in this Agreement. All payments shall be made in good and collected funds available to the Executive on or before the respective due dates. If any check or other negotiable instrument tendered as payment for any payment due under this Agreement is returned as uncollected, the Company shall pay, an additional $100.00 fee for each check or instrument so returned.

         (e) If at any time the Company shall fail to pay any installment due to Executive under this Agreement when due and such amount shall remain unpaid for a period in excess of twenty (20) days following written notice of such default to the Company, in addition to any other rights or remedies that Executive shall have with respect to such failure to make timely payment under this Agreement, the Company shall be liable to pay on demand a late charge (the "Late Charge"), to the extent permitted by law, equal to five percent (5%) of each such late installment or part thereof.

         (f) If the Executive engages counsel to collect any of the obligations of the Company under the terms of this Agreement or to enforce performance of the agreements, conditions, covenants, provisions, or stipulations of this Agreement and Executive receives a final, non-appealable judgment against the Company, the Executive's reasonable out-of-pocket costs, expenses and counsel fees, shall be paid to the Executive by the Company, within ten (10) days after demand.

         (g) The occurrence and continuance of any of the following events or conditions shall, except as otherwise expressly provided below, without notice or demand except as indicated below; constitute an "Event of Default" under this
Agreement:

                           (i) Failure by the Company to pay the  Executive  any
                  sums within twenty (20) days following the receipt by the Company of written notice from the Executive that such sums are due and payable, whether for principal, interest, fees, costs, charges, or otherwise, and whether upon stated maturity, acceleration, or otherwise, due under this Agreement;

                           (ii) Any dissolution, liquidation, merger, consolidation, or termination of existence of the Company, except a merger or consolidation involving the Company where the Company is the surviving entity or where the surviving entity expressly assumes the obligations of this Agreement in writing in form and substance reasonably acceptable to the Executive; or

                           (iii) Institution of any proceedings by or against the Company under any bankruptcy, insolvency, debt adjustment, debtor rehabilitation, or similar statute, whether state or federal, and such proceedings shall have continued undischarged and unstayed for ninety (90) days after the commencement thereof, the appointment of a judicial officer or representative for the Company or for the Company's property, including without limitation, a receiver trustee, conservator, liquidator, sequestrator, custodian, or other similar judicial officer or representative.

         Upon the occurrence of an Event of Default, all sums due under this Agreement shall, at the option of the Executive, become immediately due and payable without notice or demand on the Company and without requiring any recourse against any person or property liable for paying or securing the sums due under this Agreement, and thereupon, the Executive shall have all rights and remedies provided under this Agreement. Upon the occurrence and continuance of an Event of Default under this Agreement, a rate of interest equal to five percent (5%) per annum shall be charged on the unpaid balance of the amounts owed by the Company ("Default Rate.") Upon the occurrence of an Event of Default and the entry of a judgment against the Company under this Agreement, the interest rate to be paid by Company on the amount due under this Agreement shall continue at the Default Rate and the Executive may recover all reasonable costs of suit and other reasonable expenses in connection therewith, including reasonable attorneys fees for collection, together with interest on all of the foregoing, including without limitation, interest at the Default Rate, and after the date of any sheriff's sale until actual payment is made by the sheriff to the Executive of the full amount due to the Executive.

         2.  Non-Competition

         (a) In consideration of the mutual covenants contained herein and in consideration of the Severance Payment, Executive agrees that neither Executive nor his affiliates shall, for a period of three (3) years following the Termination Date (the "Non-Compete Period") Participate In (as defined below) any business which competes directly or indirectly with the business of the Company in the United States. For the purposes of this Section 2, the term "business of the Company" shall include, without limitation, the business of the Company being conducted or actively pursued, including without limitation, business related to telemedicine, telematics, medication timers and dispensers, medical monitoring, Wander Watch(R), personal tracking and personal response systems, as of the date hereof or at any time during the period commending on the Termination Date and ending July 1, 2002. Notwithstanding the foregoing, Executive is permitted to own a 1% or less interest in any publicly-held corporation that competes with the Company. For purposes of this Agreement "affiliates" shall include the spouse, children, parents, grandparents and other lineal descendants of the Executive.

         (b) Without limiting the scope of the foregoing paragraph, neither the Executive nor his affiliates shall, for a period of three (3) years following the Termination Date, directly or indirectly, (i) solicit for employment or employ, or assist any other person, firm, corporation or other entity in soliciting for employment or employing, any person who is or was a management employee of the Company at any time during the one (1) year period prior to any activity which is restricted in this clause (i), provided however, that such restriction shall not apply to the Executive's solicitation of former Company employee Ronald Feldman, (ii) solicit the business of, or assist any other person, firm, corporation or other entity in soliciting the business of, any customer or supplier of the Company in the business of the Company, (iii) accept or cause to authorize, directly or indirectly, to be accepted for or on behalf of Executive or any other person, firm or corporation, business from any customer of the Company, or (iv) use the trade names, trademarks or trade dress of any of the products of the Company or any substantially similar trade names, trademarks or trade dress likely to cause, or having the effect of causing confusion in the minds of manufacturers, customers, suppliers or retail outlets or the public generally.

         (c) As used in this Agreement, the term "Participate In" shall mean to participate, directly or indirectly, in any capacity whatsoever, whether compensated or not, for its own benefit or for, with or through any other person, firm, corporation or other entity, in the ownership, management, operation or control of, or to be connected as an officer, director, associate, executive, owner, partner, proprietor, consultant, principal, agent, shareholder, investor, creditor, co-venturer, independent contractor or otherwise with, or acquiesce in the use of his name in connection with the business of, any other person, firm, corporation or other entity.

         (d) For the purposes of Sections 2 and 3 of this Agreement, the term "Company" shall include all subsidiaries of the Company.

         3.  Nondisclosure, Nondisparagement and Cooperation.

         (a) Executive acknowledges that, as an Executive of the Company he has had access to, and has become aware of, certain proprietary information relating to the Company. As used in this Agreement, the term "Confidential Information" shall mean all information relating to the business, operations, management, customers, suppliers, Executives, finances, plans, forecasts, strategies, condition and prospects of the Company, except for such information that is:

               (i) at the time of disclosure, publicly known through no wrongful act of Executive;

               (ii) approved   for   disclosure   by   the   Company's   written
                    authorization;

              (iii) is disclosed as required by judicial action; or

               (iv) in the public domain or which is generally  known  otherwise than as a result of the breach of an obligation of confidentiality to the Company.

         The Executive and his affiliates shall keep confidential and not disclose or otherwise reveal to any person, firm, corporation or other entity, or otherwise use or permit others to use or disclose, any Confidential Information which Executive may at any time possess.

         (b) In the event that the Executive is required by applicable law or legal process to disclose any Confidential Information concerning the Company, the Executive agrees to provide the Company with immediate notice of such requirement in order to enable the Company to seek an appropriate protective order or other remedy. If, in the absence of a protective order, the Executive is compelled to disclose Confidential Information, the Executive may disclose such Confidential Information but shall use its best efforts to ensure that such information will be accorded confidential treatment.

         (c) Except in connection with any legal process, Executive agrees that he shall not, and shall cause others not to, following the date hereof, in public or in private, make any statements, whether in writing, orally or otherwise, of a disparaging nature regarding the Company or its personnel or business.

         4.   Equitable Remedy; Expenses of Company; Set-Off.

         (a) The Executive acknowledges and agrees that in the event the Executive or his affiliates shall breach or threaten to breach any of the terms of this Agreement, the Company shall be entitled, in addition to any other right and remedy available to it, to an injunction restraining such breach or a threatened breach and to have the provisions of this Agreement specifically enforced by a court having jurisdiction, it being acknowledged and agreed by the Executive that any such breach or threatened breach will cause immediate irreparable damage to the Company and that money damages in an action at law will not provide an adequate remedy. No bond or other security shall be required in connection with the issuance of an injunction, and the Executive hereby consents to the issuance of such injunction. Such right and remedy shall be in addition to, and not in lieu of, any other rights and remedies available to the Company at law or in equity. Executive and the Company agree that the provisions of this Section 4 are necessary and reasonable to protect the Company in the conduct of its business and that the covenants set forth in this Agreement are reasonable and valid in temporal scope and in all respects. The invalidity or unenforceability of any part of such covenant or any other provision hereof shall not affect the remainder of such covenant or such other provision, which shall be given full effect, without regard to the invalid portions, and the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of this Agreement, or any provision hereof, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

         (b) In the event the Company receives a final, non-appealable judgment against Executive in connection with the enforcement of any of its rights under this Agreement, including, without limitation, any breach of Executive of any of his representations, warranties or agreements contained herein, Executive will, on demand, reimburse the Company for all reasonable out-of-pocket costs and expenses, including, without limitation, the reasonable fees and expenses of legal counsel, incurred in connection with the enforcement of such rights.

         (c) In the event of any material breach by Executive of any of his obligations or representations, warranties and covenants made under this Agreement, the Company shall have the right to set-off against payments otherwise to be received by Executive hereunder the damages, losses and expenses incurred or arising with respect to such material breach, provided, however, that the Company shall give 10 days written notice to Executive of such breach with opportunity to cure such breach within such 10 day period if such breach is capable of being cured.

          5. Representations, Warranties and Covenants of the Executive.

         (a) To the best knowledge of Executive, except as set forth on Schedule 5(a) annexed hereto, neither the Company nor any subsidiary of the Company is a party to any action, suit, proceeding, claim or investigation, and no such action, suit, proceeding or investigation is pending or threatened.

         (b) To the best knowledge of Executive, except as disclosed in Schedule 5(b), neither the Company nor any subsidiary is a party to any material contract, agreement, or arrangement which can reasonably be expected to require the payment of more than $25,000, and neither the Company nor any subsidiary is in default with respect to any such material contract, agreement or arrangement, which default could have a material adverse effect on the Company or any subsidiary or could be reasonably expected to require payment by the Company of more than $25,000.

         (c) The Executive will cooperate fully with all reasonable requests of the Chief Executive Officer of the Company to assist the Company with the transition of his duties as an officer and employee of the Company.

         (d) The Executive will either (i) obtain a waiver and consent from McGinn prior to the Termination Date of the event of default contained in the financing documents with such lender which require the Executive to be the Chairman, Chief Executive Officer and/or President of the Company which consent shall acknowledge and accept the Executive's new role as just Chairman of the Board of the Company and the control of the Board of Directors by the Queens, or
(ii) in the absence of such waiver and consent and if McGinn calls the loan as a result of the change in circumstances of Richard Brooks' employment and control, all remaining payments due to Executive hereunder may be deferred and shall be resumed, on a monthly basis going forward, only from the date of a successful refinancing thereof. The Executive shall also remove his name from check signing authority on any of the Company's or any subsidiary's accounts and replace such authority with an officer designated by the Company.

      6.  Indemnification.

          The Executive shall be indemnified by the Company to the extent permitted by the Company's Certificate of Incorporation and By-laws, as amended to date, and the Delaware General Corporation Law, for all claims which are indemnifiable thereunder arising up to and including the date when Executive ceases to serve as Chairman.

      7.  Press Release.

          The parties hereby agree that no press release or similar public announcement or communication will be made or caused to be made concerning the execution or performance of this Agreement without the prior approval of the other party, which approval will not be unreasonably withheld or delayed.

      8.  Stock Options

          Upon execution of this Agreement, currently unexercised options granted to Executive to purchase 87,500 shares of the Company's common stock, at an exercise price of $6.03 per share, shall become fully and immediately exercisable. The parties hereto acknowledge that currently unexercised options granted to the Executive to purchase 300,000 shares of the Company's common stock, at an exercise price of $1.125 per share, will remain exercisable by the Executive for a period of ninety (90) days following the date on which the Executive ceases to be the Chairman of the Board of the Company. The parties acknowledge that the foregoing provision shall not be enforceable against the Company if it is determined to violate the provisions of the stock option plan(s) from which such options were granted to Executive.

      9. Office Space; Legal Expenses. For a period of six (6) months after the Termination Date, the Company will provide Executive with an office space support allowance based on appropriate documentation of up to Five Hundred ($500.00) Dollars per month. In addition, the Company will provide Executive, free of charge, his current computer and fax/printer, and the Company will allow Executive to utilize Company office space and resources at its Boca Raton, Florida location as designated by the Chief Executive Officer of the Company. The Company shall also reimburse Executive for his reasonable out-of-pocket legal fees and expenses incurred in connection with the negotiation and execution of this Agreement up to a maximum of $5,000.

      10. Invalid Provision.

          If any restriction contained in this Agreement shall be deemed to be invalid, illegal or unenforceable by reason of the extent, duration or
geographical   scope  thereof,   or  otherwise,   then  the  court  making  such
determination shall have the right to reduce such extent, duration, or other provisions hereof, and in its reduced form such restriction shall then be enforceable in the manner contemplated hereby.

      11. Modification.

          This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof, supersedes all existing agreements between them concerning such subject matter, and may be modified only by a written instrument duly executed by each party.

      12. Notices.

          Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or delivered against receipt to the party to whom it is to be given at the address of such party as the party shall have furnished in writing in accordance with the provisions of this Section 13.

      13. Waiver.

          Any waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

      14. Counterparts; Governing Law.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to conflicts of laws.

      15. Jurisdiction and Venue.

          Each of the parties irrevocably and unconditionally: (a) agrees that any suit, action or legal proceeding arising out of or relating to this Agreement must only be brought in the courts of record of the State of New Jersey in New Jersey or the District Court of the United States, New Jersey; (b) consents to the jurisdiction of each such court in any suit, action or proceeding; (c) waives any objection which he, she or it may have to the laying of venue of any such suit, action or proceeding in any of such courts; and (d) agrees that service of any court paper may be effected on such party by mail, as provided in this Agreement, or in such other manner as may be provided under applicable laws or court rules in the State of New Jersey.

          IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                            RESPONSE USA, INC.

                                            By:
                                               ---------------------------------
                                                     Jeffrey Queen, President



                                            ------------------------------------
                                                     Richard M. Brooks

                                    EXHIBIT A
                                SEVERANCE PAYMENT



Accrued and Unpaid Vacation
2000                                $    1,346               20       $   26,920

Salary                              $  350,000             2.99       $1,046,500
------

Benefits

Vacation                            $   33,653             2.99       $  100,622
Disability                          $    3,800             2.99       $   11,362
Medical                             $    6,810             2.99       $   20,361
Expense                             $   12,000             2.99       $   35,800
Auto                                $   15,600             2.99       $   46,644
Maintenance                         $    2,400             2.99       $    7,176
Gas                                 $    1,200             2.99       $    3,558
Insurance                           $    1,000             2.99       $    2,242
401k                                $    7,500             2.99       $   22,425
                                                                      ----------
TOTAL                                                                 $1,323,610
                                                                      ----------

Resignation Letter



To the Board of Directors of Response USA, Inc. and
Its subsidiaries:

                                                             July [], 2000

I hereby resign, effective immediately, from all offices and directorships that I hold with the Company or any subsidiary of the Company, except that I will remain Chairman of the Board of Directors and a director of the Company, at the discretion of the Board of Directors of the Company.



                                        ----------------------------------------
                                                Richard M. Brooks

                                  SCHEDULE 5(a)

                        Pending or Threatened Litigation


1. All material actions, suits, proceedings, claims or investigations as are set forth in the Company's Form 10-KSB, dated September 30, 1999 and Forms 10-QSB, dated December 31, 1999 and March 31, 2000, and reflected in the Company's internal financial statements dated May 31, 2000.

2. John Maki-possible claim for wrongful termination. (See attached letter.)

3. Stephen Scheuren-claim for monies owed in connection with the sale of Liberty Security Systems, Inc. to United Security Systems, Inc. (See attached correspondence.)

4. Etta Flowers v. ERS. (See attached complaint-covered by Company's insurance carrier.)

5. Michael Green & Zilah Green v. Response Ability Systems, Inc. & Response USA, Inc. (See attached Complaint for monies owed on a Promissory Note. Response has viable indemnification claims.)

6.        Tillman v. United Video Associates. (Subrogation claim against United.
          Covered  by  insurance  and  Vector  indemnification.   (See  attached
          letter.)

7. First Alert v. Response Ability Systems, Inc. (See attached Complaint alleging breach of contract. Motion to Dismiss pending.)

8. Andrew Semanik claim against In Home Health, Inc. for alleged equipment failure. Submitted to In-Home's insurance carrier for coverage. Indemnification from Michael and Zilah Green provided for in Purchase Agreement as incident occurred prior to acquisition.

                                  SCHEDULE 5(b)

                               Material Contracts


1. All material contracts, agreements and arrangements of the Company are set forth in the Company's Form 10-KSB, dated September 30, 1999 and Forms 10-QSB, dated December 31, 1999 and March 31, 2000, and are reflected in the Company's internal financial statements dated May 31, 2000.

2.        Intertel Phone Lease executed by Andrew Queen.

3. Telephone Line Agreement executed by Andrew Queen to provide service between Boca Raton, FL and Cherry Hill, NJ.

4.        Pending  Contract  Award  with the City of New  York to  Provide  PERS
          Services.